TSR AT A GLANCE

TSR is engaged in the business of providing contract computer programming services to its customers. The Company provides its customers with technical computer personnel to supplement their in-house information technology (“IT”) capabilities. TSR’s customers for its contract computer programming services consist primarily of Fortune 1000 companies with significant technology budgets. With more than 40 years of experience in the information services business, TSR is positioned to fulfill virtually any information technology temporary staffing contract requirement. Extensive recruiting efforts are employed to create and maintain a database of highly qualified professionals who are well-versed in the latest technological advances. TSR’s professional staff has extensive experience across a broad range of industries from telecommunications and pharmaceuticals to banking and insurance.

FINANCIAL HIGHLIGHTS

(Amounts in Thousands, Except Per Share Data)

	May 31, 2017	May 31, 2016	May 31, 2015	May 31, 2014	May 31, 2013
Revenue, Net	$62,573	$60,998	$57,403	$49,530	$44,914
Income (Loss) From Operations	562	839	432	25	(716)
Net Income (Loss) Attributable to TSR, Inc.	268	399	193	(86)	(520)
Basic Net Income (Loss) Per TSR, Inc. Common Share	0.14	0.20	0.10	(0.04)	(0.26)
Working Capital	7,689	9,391	8,986	8,706	8,717
Total Assets	14,535	14,090	14,051	13,563	13,619
Total TSR, Inc. Equity	7,738	9,432	9,033	8,840	8,926
Book Value Per TSR, Inc. Common Share (Total TSR Equity Divided by Common Shares Outstanding)	3.94	4.81	4.60	4.51	4.55
Cash Dividends Declared Per TSR, Inc. Common Share	$1.00	$0.00	$0.00	$0.00	$1.50

LETTER FROM THE CHAIRMAN

Dear Stockholders:

My first annual report letter as TSR’s Chairman and CEO begins with a personal note of appreciation. Shortly after the close of our fiscal year 2017, our treasured Founder and Chairman, Joseph F. Hughes, retired after 48 years of leadership and service. TSR would not exist today if it were not for Joe’s vision and his extraordinary ability to constantly adapt. Words cannot convey the depth of our gratitude to Joe. On behalf of all TSR employees and stockholders, I wish Joe the best of health and happiness in his retirement. I am grateful for this opportunity to lead TSR forward.

This transition in TSR’s leadership has been relatively seamless due to vigorous succession planning that had been in place for several years. I share Joe’s vision and am committed to leading TSR to succeed in an ever evolving marketplace. Overall, the Company faced several challenges this year. For the year ended May 31st, revenue increased 2.6% from last year to $62.6 million. Among other things, we had particular success in growing our business in the utilities industry, offset by uncertain business conditions generally and reduced purchasing activity among several of our European banking and pharmaceutical customers. Net income attributable to TSR decreased from $399,000 in the prior year to net income of $268,000 in the current year. Additionally, net income per share decreased from $0.20 to $0.14 per share. Net income was impacted by increases in general and administrative expenses.

While we always seek new customers, our primary focus continues to be on organic growth -- increasing business from our existing clients, many of whom we have served for decades.

TSR’s outstanding reputation among its customers, potential customers and the staffing services industry is of paramount importance to us. Changing computer technologies and IT needs continue to escalate worldwide. While challenging, responding to technological change is precisely TSR’s sweet spot, our wheelhouse, and has been for more than 40 years. We strive to be among the leading service providers for architects and developers in cloud based computing, mobile based financial technology, robotic process automation, cyber and information security, ethical hacking, and penetration testing. Delivering these and other new technologies as they develop will fuel our growth.

As I assume leadership at TSR, I find it fitting to quote Joe: “We remain relentless in our dedication to listening closely to our customers and their needs, and working smartly on their behalf. We hope and believe that dedication will also best serve you, our stockholders.”

Sincerely

/s/ Chris Hughes
Chris Hughes
President

1

TSR INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

May 31, 2017 and 2016

	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$5,723,976	$4,514,157
Certificates of deposit and marketable securities	1,020,888	1,553,272
Accounts receivable:
Trade, net of allowance for doubtful accounts of $185,000 in 2017 and 2016	7,324,291	7,703,680
Other	18,455	10,853
	7,342,746	7,714,533

Prepaid expenses	176,397	99,069
Prepaid and recoverable income taxes	94,833	-
Deferred income taxes	106,000	128,000
Total Current Assets	14,464,840	14,009,031

Equipment and leasehold improvements, at cost:
Equipment	98,889	99,244
Furniture and fixtures	111,107	111,107
Automobiles	19,665	19,665
Leasehold improvements	60,058	60,058
	289,719	290,074
Less accumulated depreciation and amortization	269,069	262,076
	20,650	27,998

Other assets	49,653	49,653
Deferred income taxes	-	3,000

Total Assets	$14,535,143	$14,089,682

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables	$644,834	$723,705
Accrued expenses and other current liabilities:
Salaries, wages and commissions	2,699,686	2,481,436
Other	138,372	152,674
	2,838,058	2,634,110

Income taxes payable	-	14,810
Dividends payable	1,962,062	-
Advances from customers	1,330,714	1,245,563
Total Liabilities	6,775,668	4,618,188

Commitments and contingencies
Equity:
TSR, Inc.
Preferred stock, $1.00 par value, authorized 500,000 shares; none issued	-	-
Common stock, $0.01 par value, authorized 12,500,000 shares; issued 3,114,163 shares; 1,962,062 outstanding	31,142	31,142
Additional paid-in capital	5,102,868	5,102,868
Retained earnings	16,118,011	17,811,884
	21,252,021	22,945,894
Less: Treasury stock, 1,152,101 shares, at cost	13,514,003	13,514,003
Total TSR, Inc. Equity	7,738,018	9,431,891
Noncontrolling Interest	21,457	39,603
Total Equity	7,759,475	9,471,494

Total Liabilities and Equity	$14,535,143	$14,089,682

See accompanying notes to consolidated financial statements.

2

TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended May 31, 2017 and 2016

	2017	2016

Revenue, net	$62,572,585	$60,998,281

Cost of sales	52,326,521	51,038,879
Selling, general and administrative expenses	9,683,601	9,120,526
	62,010,122	60,159,405

Income from operations	562,463	838,876

Other income:
Interest and dividend income	10,888	8,621
Unrealized gain (loss) from marketable securities, net	3,616	(2,296)
	14,504	6,325

Income before income taxes	576,967	845,201
Provision for income taxes	263,000	389,000

Consolidated net income	313,967	456,201
Less: Net income attributable to noncontrolling interest	45,778	56,975

Net income attributable to TSR, Inc.	$268,189	$399,226

Net income per TSR, Inc. common share	$0.14	$0.20

Weighted average number of common shares outstanding	1,962,062	1,962,062

See accompanying notes to consolidated financial statements.

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TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years ended May 31, 2017 and 2016

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	TSR Inc. equity	Non- controlling interest	Total equity
Balance at June 1, 2015	3,114,163	$31,142	$5,102,868	$17,412,658	$(13,514,003)	$9,032,665	$70,269	$9,102,934

Net income attributable to noncontrolling interest	-	-	-	-	-	-	56,975	56,975

Distribution to noncontrolling interest	-	-	-	-	-	-	(87,641)	(87,641)

Net income attributable to TSR, Inc.	-	-	-	399,226	-	399,226	-	399,226

Balance at May 31, 2016	3,114,163	31,142	5,102,868	17,811,884	(13,514,003)	9,431,891	39,603	9,471,494

Net income attributable to noncontrolling interest	-	-	-	-	-	-	45,778	45,778

Distribution to noncontrolling interest	-	-	-	-	-	-	(63,924)	(63,924)

Cash dividend declared	-	-	-	(1,962,062)	-	(1,962,062)	-	(1,962,062)

Net income attributable to TSR, Inc.	-	-	-	268,189	-	268,189	-	268,189

Balance at May 31, 2017	3,114,163	$31,142	$5,102,868	$16,118,011	$(13,514,003)	$7,738,018	$21,457	$7,759,475

See accompanying notes to consolidated financial statements.

4

TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:

Consolidated net income	$313,967	$456,201
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	19,976	22,765
Provision for bad debts	-	15,000
Unrealized (gain) loss from marketable securities, net	(3,616)	2,296
Deferred income taxes	25,000	17,000

Changes in operating assets and liabilities:
Accounts receivable-trade	379,389	1,036,104
Other receivables	(7,602)	(8,395)
Prepaid expenses	(77,328)	17,027
Prepaid and recoverable income taxes	(94,833)	-
Accounts and other payables and accrued expenses and other current liabilities	125,077	(155,132)
Income taxes payable	(14,810)	10,933
Advances from customers	85,151	(185,959)

Net cash provided by operating activities	750,371	1,227,840

Cash flows from investing activities:
Proceeds from maturities of marketable securities	2,523,000	1,762,000
Purchases of marketable securities	(1,987,000)	(2,046,000)
Purchases of equipment and leasehold improvements	(12,628)	(11,832)

Net cash provided by (used in) investing activities	523,372	(295,832)

Cash flows from financing activities:
Distributions to noncontrolling interest	(63,924)	(87,641)

Net cash used in financing activities	(63,924)	(87,641)

Net increase in cash and cash equivalents	1,209,819	844,367

Cash and cash equivalents at beginning of year	4,514,157	3,669,790

Cash and cash equivalents at end of year	$5,723,976	$4,514,157

Supplemental disclosures of cash flow data:
Income taxes paid	$348,000	$361,000

Non-cash:
Dividends declared and payable	$1,962,000	$-

See accompanying notes to consolidated financial statements.

5

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2017 and 2016

(1)	Summary of Significant Accounting Policies

(a)	Business, Nature of Operations and Customer Concentrations

TSR, Inc. and Subsidiaries (the “Company”) are primarily engaged in providing contract computer programming services to commercial customers located primarily in the Metropolitan New York area. The Company provides its customers with technical computer personnel to supplement their in-house information technology (“IT”) capabilities. In addition, beginning in fiscal 2017, the Company provided administrative (non-IT) workers on a contract basis to two of its existing customers. In fiscal 2017, three customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 44.9%. The largest of these constituted 19.4% of consolidated revenue. In fiscal 2016, four customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 55.0%. The largest of these constituted 17.7% of consolidated revenue. The accounts receivable balances associated with the Company’s largest customers were $3,340,000 for three customers at May 31, 2017 and $3,735,000 for four customers at May 31, 2016. The Company operates in one business segment, contract staffing services.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of TSR, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Revenue Recognition

The Company’s contract computer programming and administrative staffing services are generally provided under time and materials arrangements with its customers. Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. These conditions occur when a customer agreement is effected and the consultant performs the authorized services. Revenue is recorded net of all discounts and processing fees. Advances from customers represent amounts received from customers prior to the Company’s completion of the related services and credit balances from overpayments.

Reimbursements received by the Company for out-of-pocket expenses are characterized as revenue.

(d)	Cash and Cash Equivalents

The Company considers short-term highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents were comprised of the following as of May 31, 2017 and 2016:

	2017	2016
Cash in banks	$4,634,245	$3,974,007
Money market funds	840,731	540,150
Certificates of deposit	249,000	-
	$5,723,976	$4,514,157

(e)	Certificates of Deposit and Marketable Securities

The Company has characterized its investments in marketable securities, based on the priority of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Investments recorded in the accompanying consolidated balance sheets are categorized based on the inputs to valuation techniques as follows:

Level 1 - These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2 - These are investments where values are based on quoted market prices that are not active or model derived valuations in which all significant inputs are observable in active markets.

Level 3 - These are investments where values are derived from techniques in which one or more significant inputs are unobservable.

6

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2017 and 2016

The following are the major categories of assets measured at fair value on a recurring basis as of May 31, 2017 and 2016 using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

	Level 1	Level 2	Level 3	Total
May 31, 2017
Certificates of deposit	$-	$992,000	$-	$992,000
Equity securities	28,888	-	-	28,888
	$28,888	$992,000	$-	$1,020,888

	Level 1	Level 2	Level 3	Total
May 31, 2016
Certificates of deposit	$-	$1,528,000	$-	$1,528,000
Equity securities	25,272	-	-	25,272
	$25,272	$1,528,000	$-	$1,553,272

Based upon the Company’s intent and ability to hold its certificates of deposit to maturity (which maturities range up to twelve months at purchase), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates market value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market prices, which is a Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings. The Company’s certificates of deposit and marketable securities at May 31, 2017 and 2016 are summarized as follows:

		Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Recorded Value
	Current
2017:	Certificates of deposit	$992,000	$-	$-	$992,000
	Equity securities	16,866	12,022	-	28,888
		$1,008,866	$12,022	$-	$1,020,888

	Current
2016:	Certificates of deposit	$1,528,000	$-	$-	$1,528,000
	Equity securities	16,866	8,406	-	25,272
		$1,544,866	$8,406	$-	$1,553,272

The Company’s investments in marketable securities consist primarily of investments in certificates of deposit and equity securities. Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company’s ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market values.

(f)	Accounts Receivable and Credit Policies:

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, creditworthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

7

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2017 and 2016

(g)	Depreciation and Amortization

Depreciation and amortization of equipment and leasehold improvements has been computed using the straight-line method over the following useful lives:

Equipment	3 years
Furniture and fixtures	3 years
Automobiles	3 years
Leasehold improvements	Lesser of lease term or useful life

(h)	Net Income Per Common Share

Basic net income per common share is computed by dividing income available to common stockholders of TSR, Inc. by the weighted average number of common shares outstanding. The Company had no stock options or other common stock equivalents outstanding during the fiscal years ended May 31, 2017 or 2016.

(i)	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled. The effect of enacted tax law or rate changes is reflected in income in the period of enactment.

(j)	Fair Value of Financial Instruments

ASC Topic 825, “Financial Instruments”, requires disclosure of the fair value of certain financial instruments. For cash and cash equivalents, accounts receivable, accounts and other payables, accrued liabilities and advances from customers, the amounts presented in the consolidated financial statements approximate fair value because of the short-term maturities of these instruments.

(k)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to, provisions for doubtful accounts receivable and assessments of the recoverability of the Company’s deferred tax assets. Actual results could differ from those estimates.

(l)	Long-Lived Assets

The Company reviews its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

(m)	Impact of New Accounting Standards

In May 2014, the FASB issued an update to ASC 606, “Revenue from Contracts with Customers.” This update to ASC 606 provides a five-step process to determine when and how revenue is recognized. The core principle of the guidance is that a Company should recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received in exchange for those goods or services. This update to ASC 606 will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improving guidance for multiple-element arrangements. This update to ASC 606 is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of the update, if any, to be immaterial on its consolidated financial statements.

8

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2017 and 2016

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which applies to the classification of deferred tax assets and liabilities. The update eliminates the requirement to classify deferred tax assets and liabilities as noncurrent or current within a classified statement of financial position. This ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company will adopt this guidance in the first quarter of fiscal 2018. The Company’s deferred tax assets and liabilities will all be classified as noncurrent.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income. The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company in the fiscal year ending May 31, 2020. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Consideration (Topic 606).” This update contains guidance on principal versus agent assessments when a third party is involved in providing goods or services to a customer. It specifies that an entity is a principal, and thus records revenue on a gross basis, if it controls a good or service before transferring the good or service to the customer. An entity is an agent, and thus records revenue on a net basis, if it arranges for a good or service to be provided by another entity. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients (Topic 606).” This update provides certain clarifications to reduce potential diversity and to simplify the standard. The amendments in ASU 2016-12 clarify the following key areas: assessing collectibilty; presenting sales taxes and other similar taxes collected from customers; noncash consideration; contract modifications at transition; completed contracts at transition; and disclosing the accounting change in the period of adoption. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

(n)	Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, certificates of deposit, marketable securities and accounts receivable. The Company places its cash equivalents with high-credit quality financial institutions and brokerage houses. The Company has substantially all of its cash in four bank accounts. At times, such amounts may exceed Federally insured limits. The Company holds its marketable securities in brokerage accounts. The Company has not experienced losses in any such accounts. The Company’s accounts receivable represent 47 accounts with open balances as of May 31, 2017. As a percentage of revenue, the three largest customers among these 47 accounts consisted of 45.6% of the net accounts receivable balance at May 31, 2017.

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TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2017 and 2016

(2)	Income Taxes

A reconciliation of the provision for income taxes computed at the Federal statutory rates for fiscal 2017 and 2016 to the reported amounts is as follows:

	2017		2016
	Amount	%	Amount	%
Amounts at statutory Federal tax rate	$196,000	34.0%	$287,000	34.0%
Noncontrolling interest	(16,000)	(2.8)	(19,000)	(2.3)
State and local taxes, net of Federal income tax effect	56,000	9.7	88,000	10.4
Non-deductible expenses and other	27,000	4.7	33,000	3.9
	$263,000	45.6%	$389,000	46.0%

The components of the provision for income taxes are as follows:

		Federal	State	Total
2017:	Current	$170,000	$68,000	$238,000
	Deferred	8,000	17,000	25,000
		$178,000	$85,000	$263,000

2016:	Current	$253,000	$119,000	$372,000
	Deferred	3,000	14,000	17,000
		$256,000	$133,000	$389,000

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets at May 31, 2017 and 2016 are as follows:

	2017	2016
Allowance for doubtful accounts receivable	$75,000	$78,000
Accrued compensation and other accrued expenses	38,000	50,000
Net operating loss carryforward	-	10,000
Equipment and leasehold improvement depreciation and amortization	(4,000)	(6,000)
Acquired client relationships	2,000	2,000
Unrealized gains	(5,000)	(3,000)
Total deferred income tax assets	$106,000	$131,000

The Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future.

The Company has no unrecognized tax benefits at May 31, 2017 and 2016. The Company’s Federal and state income tax returns prior to fiscal year 2014 are closed.

The Company recognizes interest and penalties associated with tax matters as selling, general and administrative expenses and includes accrued interest and penalties with accrued and other liabilities in the consolidated balance sheets.

10

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2017 and 2016

(3)	Commitments and Contingencies

A summary of noncancellable long-term operating lease commitments for facilities as of May 31, 2017 follows:

Fiscal Year	Amount
2018	$372,000
2019	342,000
2020	241,000
2021	209,000
2022	161,000
thereafter	41,000
Total	$1,366,000

Total rent expenses under all lease agreements amounted to $372,000 and $379,000 in fiscal 2017 and 2016, respectively.

The Company has entered into employment agreements with two of its executive officers expiring in 2020 and 2022, respectively. The total remaining payments under these agreements is $2,500,000 at May 31, 2017.

From time to time, the Company is party to various lawsuits, some involving substantial amounts. Management is not aware of any lawsuits that would have a material adverse impact on the consolidated financial position of the Company.

(4)	Stockholder’s Equity

On May 25, 2017, the Company declared a special cash dividend of $1.00 per common share payable on July 14, 2017 to shareholders of record on June 16, 2017. This dividend totaled $1,962,062. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

During the years ended May 31, 2017 and 2016, the Company did not purchase any of its common stock on the open market under the previously announced plan. As of April 7, 2016, the previously announced plan was terminated with 56,318 shares remaining available for purchase.

(5)	Subsequent Event

Joseph F. Hughes, Chairman of the Board, Chief Executive Officer, President and Treasurer, retired on July 5, 2017. The Board of Directors of the Company has elected Christopher Hughes, formerly Senior Vice President of TSR, Inc., to succeed Joseph F. Hughes as Chairman of the Board, Chief Executive Officer, President and Treasurer. Upon his retirement, the Board awarded Joseph F. Hughes a one-time founder’s bonus of $100,000. The Board also approved the continued payment by the Company of the remaining payments of the lease for the automobile used by Joseph F. Hughes until the lease expires in May, 2018. Further, the Board approved the continued payment by the Company for health insurance coverage for Joseph F. Hughes and his spouse under the Company’s executive medical plan until May 31, 2018 and payments in lieu of the insurance coverage for two years thereafter.

11

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and notes thereto presented elsewhere in this report.

Results of Operations

The following table sets forth for the periods indicated certain financial information derived from the Company’s consolidated statements of income. There can be no assurance that historical trends in operating results will continue in the future:

	Year Ended May 31,
	(Dollar Amounts in Thousands)
	2017		2016
	Amount	% of Revenue	Amount	% of Revenue
Revenue, Net	$62,573	100.0%	$60,998	100.0%
Cost of Sales	52,327	83.6	51,039	83.7
Gross Profit	10,246	16.4	9,959	16.3
Selling, General and Administrative Expenses	9,684	15.5	9,120	14.9
Income from Operations	562	0.9	839	1.4
Other Income, Net	15	0.0	6	0.0
Income Before Income Taxes	577	0.9	845	1.4
Provision for Income Taxes	263	0.4	389	0.6
Consolidated Net Income	314	0.5	456	0.8
Net Income Attributable to Noncontrolling Interest	46	0.1	57	0.1
Net Income Attributable to TSR, Inc.	$268	0.4%	$399	0.7%

Revenue

Revenue consists primarily of revenue from computer programming consulting services. Revenue for the fiscal year ended May 31, 2017 increased $1,575,000 or 2.6% from fiscal 2016. The overall average number of consultants on billing with customers increased from 350 for the fiscal ended May 31, 2016 to 379 for the fiscal year ended May 31, 2017, while the average number of computer programming consultants decreased from 350 for the fiscal year ended May 31, 2016 to 328 in the fiscal year ended May 31, 2017. The 379 consultants on billing for the current period include 51 administrative (non-IT) workers that the Company placed with two large customers at the customers’ requests at billing rates 67.6% lower than those charged for computer programming consultants. The Company did not make any placements of administrative (non-IT) workers in the prior fiscal year. The Company charges lower daily billing rates for administrative (non-IT) workers, but also pays lower rates to the administrative (non-IT) workers.

Cost of Sales

Cost of sales for the fiscal year ended May 31, 2017 increased $1,288,000 or 2.5% to $52,327,000 from $51,039,000 in the prior fiscal year. The increase in cost of sales resulted primarily from an increase in consultants placed with customers. The placement of lower paid administrative (non-IT) workers at two major customers offset the reduction in the average number of computer programming consultants placed with customers.

Cost of sales as a percentage of revenue decreased from 83.7% in the fiscal year ended May 31, 2016 to 83.6% in the fiscal year ended May 31, 2017. The decrease in cost of sales as a percentage of revenue was primarily attributable to the placement of administrative (non-IT) workers at higher average markups than the Company’s computer programming consultants. However, because their pay rates averaged 71.1% lower than the computer programming consultants, the daily gross profit per worker in dollars is still lower for the administrative (non-IT) workers than the computer programming consultants.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of expenses relating to account executives, technical recruiters, facilities costs, management and corporate overhead. These expenses increased $564,000 or 6.2% from $9,120,000 in the fiscal year ended May 31, 2016 to $9,684,000 in the fiscal year ended May 31, 2017. This increase was primarily attributable to an increase in the cost of in-house recruiters, amounts paid for offshore recruiting services to support the hiring of contract administrative (non-IT) workers and professional fees. Selling, general and administrative expenses, as a percentage of revenue, increased from 14.9% in the fiscal year ended May 31, 2016 to 15.5% in the fiscal year ended May 31, 2017 as a result of the additional expenses not yielding sufficient additional revenue.

12

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Other Income

Other income for the fiscal year ended May 31, 2017 resulted primarily from interest and dividend income of $11,000 and a mark to market gain of approximately $4,000 on the Company’s marketable equity securities. Other income for the fiscal year ended May 31, 2016 resulted primarily from interest and dividend income of $9,000 decreased by a mark to market loss of approximately $3,000 on the Company’s marketable equity securities.

Income Taxes

The effective income tax rates were 45.6% for the fiscal year ended May 31, 2017 and 46.0% for the fiscal year ended May 31, 2016. State income taxes were slightly lower in fiscal year 2017 as compared with fiscal year 2016.

Net Income Attributable to TSR, Inc.

Net income attributable to TSR, Inc. decreased $131,000 from $399,000 in the fiscal year ended May 31, 2016 to net income of $268,000 in the fiscal year ended May 31, 2017. This decrease in net income was primarily attributable to the increase in selling, general and administrative expenses outpacing the increase in gross profit generated by the revenue increase.

Liquidity, Capital Resources and Changes in Financial Condition

The Company expects that its available cash, certificates of deposit and marketable securities will be sufficient to provide the Company with adequate resources to meet its liquidity requirements for the 12 month period following the date of these financial statements.

At May 31, 2017, the Company had working capital (total current assets in excess of total current liabilities) of $7,689,000 including cash and cash equivalents and certificates of deposit and marketable securities of $6,745,000 as compared to working capital of $9,391,000 including cash and cash equivalents and certificates of deposit and marketable securities of $6,067,000 at May 31, 2016. The decrease in working capital is primarily attributable to the special cash dividend of $1.00 per share declared on May 25, 2017 and payable on July 14, 2017 to shareholders of record on June 16, 2017. There were 1,962,062 shares of the Company’s Common Stock outstanding on the record date, June 16, 2017.

Net cash flow of $750,000 was provided by operations during fiscal 2017 as compared to $1,228,000 of net cash flow provided by operations in fiscal 2016. The cash provided by operations for fiscal 2017 primarily resulted from consolidated net income of $314,000, a decrease in accounts receivable of $379,000 and an increase in accounts and other payables and accrued and other liabilities of $125,000, offset, to some extent, by an increase in prepaid expenses of $77,000 and an increase in prepaid and recoverable income taxes of $95,000. The cash provided by operations for fiscal 2016 primarily resulted from consolidated net income of $456,000 and a decrease in accounts receivable of $1,036,000, offset, to some extent, by a decrease in accounts and other payables and accrued and other liabilities of $155,000 and a decrease in advances from customers of $186,000. The decrease in accounts receivable primarily resulted from a greater number of clients instituting prompt payment discounts.

Net cash provided by investing activities amounted to $523,000 for fiscal 2017, compared to $296,000 in net cash used in investing activities in fiscal 2016. The cash provided by investing activities in 2017 primarily resulted from maturing certificates of deposit, a portion of which were not rolled over. The net cash used in investing activities for fiscal 2016 primarily resulted from investing in additional certificates of deposit.

Net cash used in financing activities of $64,000 and $88,000 during the fiscal years ended May 31, 2017 and 2016, respectively, resulted from distributions to the holder of the noncontrolling interest in the Company’s subsidiary, Logixtech Solutions, LLC.

The Company’s capital resource commitments at May 31, 2017 consisted of lease obligations on its branch and corporate facilities. The Company intends to finance these lease commitments from cash flow provided by operations, available cash and short-term marketable securities.

The Company’s cash and marketable securities were sufficient to enable it to meet its liquidity requirements during fiscal 2017.

Impact of New Accounting Standards

In May 2014, the FASB issued an update to ASC 606, “Revenue from Contracts with Customers.” This update to ASC 606 provides a five-step process to determine when and how revenue is recognized. The core principle of the guidance is that a company should recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received in exchange for those goods or services. This update to ASC 606 will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improving guidance for multiple-element arrangements. This update to ASC 606 is effective for the Company in the fiscal year ending May 31, 2019. The Company expects the impact of this update, if any, to be immaterial on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which applies to the classification of deferred tax assets and liabilities. The update eliminates the requirement to classify deferred tax assets and liabilities as noncurrent or current within a classified statement of financial position. This ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods and should be

13

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company will adopt this guidance in the first quarter of fiscal 2018. The Company’s deferred tax assets and liabilities will all be classified as noncurrent.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income. The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company in the fiscal year ending May 31, 2020. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Consideration (Topic 606).” This update contains guidance on principal versus agent assessments when a third party is involved in providing goods or services to a customer. It specifies that an entity is a principal, and thus records revenue on a gross basis, if it controls a good or service before transferring the good or service to the customer. An entity is an agent, and thus records revenue on a net basis, if it arranges for a good or service to be provided by another entity. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients (Topic 606).” This

update provides certain clarifications to reduce potential diversity and to simplify the standard. The amendments in ASU 2016-12 clarify the following key areas: assessing collectibilty; presenting sales taxes and other similar taxes collected from customers; noncash consideration; contract modifications at transition; completed contracts at transition; and disclosing the accounting change in the period of adoption. This update is effective for the Company in the fiscal year ending May 31, 2019. The Company is currently evaluating the impact, if any, of this update on its consolidated financial statements.

Critical Accounting Policies

The SEC defines “critical accounting policies” as those that require the application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company’s significant accounting policies are described in Note 1 to its consolidated financial statements, contained elsewhere in this report. The Company believes that the following accounting policies require the application of management’s most difficult, subjective or complex judgments:

Estimating Allowances for Doubtful Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience, customer types, creditworthiness, economic trends and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of any of our significant customers, or in their willingness to pay, could have a material adverse effect on the collectibility of our accounts receivable and our future operating results.

Valuation of Marketable Securities

The Company classifies its marketable securities at acquisition as either (i) held-to-maturity, (ii) trading or (iii) available-for-sale. Based upon the Company’s intent and ability to hold its certificates of deposit to maturity (which maturities range up to 12 months), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates fair value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market price, which is Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings.

14

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Valuation of Deferred Tax Assets

We regularly evaluate our ability to recover the reported amount of our deferred income tax assets considering several factors, including our estimate of the likelihood of the Company generating sufficient taxable income in future years during the period over which temporary differences reverse. Presently, the Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future. In the event that actual results differ from our estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance against a portion or all of our deferred tax assets, which could materially impact our financial position or results of operations.

Forward-Looking Statements; Factors that Affect Future Results

Certain statements contained herein, including statements concerning the Company’s plans, future prospects and future cash flow requirements are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those set forth in the forward-looking statements due to known and unknown risks and uncertainties, including but not limited to, the following: the success of the Company’s plan for internal growth, the impact of adverse economic conditions on the Company’s business; risks relating to the competitive nature of the markets for contract computer programming services; the extent to which market conditions for the Company’s contract computer programming services will continue to adversely affect the Company’s business; the concentration of the Company’s business with certain customers; uncertainty as to the Company’s ability to maintain its relations with existing customers and expand its contract computer programming services business; the impact of changes in the industry, such as the use of vendor management companies in connection with the consultant procurement process; the increase in customers moving IT operations offshore; the Company’s ability to adapt to changing market conditions; and other risks and uncertainties described in the Company’s filings under the Securities Exchange Act of 1934. The Company is under no obligation to publicly update or revise forward-looking statements.

15

TSR INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

TSR, Inc.

Hauppauge, New York

We have audited the accompanying consolidated balance sheets of TSR, Inc. and Subsidiaries as of May 31, 2017 and 2016, and the related consolidated statements of income, equity, and cash flows for the years then ended. TSR, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSR, Inc. and Subsidiaries as of May 31, 2017 and 2016 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

CohnReznick LLP

Jericho, New York

August 15, 2017

16

TSR INC. AND SUBSIDIARIES

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s shares of Common Stock trade on the NASDAQ Capital Market under the symbol TSRI. The following are the high and low sales prices for each quarter during the fiscal years ended May 31, 2017 and 2016:

June 1, 2016 – May 31, 2017

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High Sales Price	$6.80	$9.50	$6.70	$8.00
Low Sales Price	3.42	4.70	4.80	4.35

June 1, 2015 – May 31, 2016

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High Sales Price	$4.77	$4.83	$5.03	$4.12
Low Sales Price	3.51	4.00	3.49	3.37

There were 56 holders of record of the Company’s Common Stock as of June 30, 2017. Additionally, the Company estimates that there were approximately 775 beneficial holders as of that date. On May 25, 2017, the Company declared a special cash dividend of $1.00 per common share payable on July 14, 2017 to stockholders of record on June 16, 2017. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

17

DIRECTORS

Christopher Hughes

Chairman of the Board

Chief Executive Officer

President and Treasurer

Regina Dowd

Director

Account Executive

TSR Consulting Services Inc.

James J. Hill

Director

Retired Executive Vice President Sales & Marketing,

MRA Publications, Inc.

Brian J. Mangan

Director

Retired Senior Vice President Finance,

ABC Television Network

Raymond A. Roel

Director

Principal,

Ray Roel Consulting LLC

OFFICERS

Christopher Hughes

Chairman of the Board

Chief Executive Officer

President and Treasurer

John G. Sharkey

Vice President, Finance

and Secretary

CORPORATE

HEADQUARTERS

400 Oser Avenue

Suite 150

Hauppauge, NY 11788

631-231-0333

SUBSIDIARY

TSR Consulting

Services, Inc.

New York City

420 Lexington Avenue

Suite #835

New York, NY 10170

212-986-4600

E-mail: tsrny@tsrconsulting.com

New Jersey

379 Thornall Street

6th Floor

Edison, NJ 08837

732-321-9000

E-mail: tsrnj@tsrconsulting.com

Long Island

400 Oser Avenue

Suite 150

Hauppauge, NY 11788

631-231-0333

E-mail: tsrli@tsrconsulting.com

TRANSFER AGENT

Continental Stock Transfer

1 State Street Plaza

30th Floor

New York, NY 10004

212-509-4000

AUDITORS

CohnReznick LLP

100 Jericho Quadrangle

Suite 223

Jericho, NY 11753

COUNSEL

Giordano, Halleran & Ciesla, P.C.

125 Half Mile Road

Suite 300

Red Bank, NJ 07701

Copies of the Company’s Form 10-K are available, without charge, to shareholders upon written request to: John G. Sharkey, Vice President, Finance, TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, NY 11788